SECURE NETWERKS, INC.
                          10757 SOUTH RIVER FRONT PKWY
                                    SUITE 125
                            SOUTH JORDAN, UTAH 84095
                                 (801) 816-2560
                               FAX: (801) 816-2599
                             WWW.SECURENETWERKS.COM

                                November 7, 2006

VIA FEDERAL EXPRESS

Song P. Brandon, Attorney
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0304
Washington, D.C. 20549
Telephone (202) 942-1946
Facsimile (202) 942-9516

         Re:      Secure Netwerks, Inc. - SEC File No. 1-32946 Amendment 3

Dear Ms. Brandon:

     We acknowledge receipt of your comments to our filing on Form 10-SB Amendment 2 made November 3, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated November 3, 2006, and we have attached two bound copies of our amended registration statement on Form 10-SB for your timely review and comment as appropriate.

FORM 10-SB12G/AMENDMENT NO. 2
-----------------------------

THE BUSINESS OF SECURE NETWERKS, PAGE 1
---------------------------------------

1. COMMENT. We note your response to comment 2 and your revised disclosure. Our comment also sought the percentage of your clients that were referred by Synerteck. Therefore, our comment is reissued in part. Please revise your disclosure to indicate the percentage of your clients that are referred by Synerteck.

     RESPONSE: Please see our addition of the percentage of clients referred by Synerteck on page 2.


OUR APPROACH, PAGE 2
--------------------

2. COMMENT. We note your response to comment 3 and your revised disclosure that you pay Amerilist the invoice amount before you receive the lead referral lists. To the extent the invoice amount is material, please disclose the amount you pay to Amerilist. If you do not believe the invoice amount is material, please provide us with the basis for this determination.

     RESPONSE: We do not believe that the invoice amount is material because we have only paid an aggregate of $1410.00 for the Amerilist referrals since we have been in business.

3. We note your response to comment 5 and your revised disclosure on page 2 that you have no agreements with outside consultants that are "material to our business." That disclosure seems inconsistent with your supplemental response indicating you have no agreements with your outside consultants. Additionally, we note your disclosure that you use outside consultants for approximately half of your clients. Please revise your document or explain to us the inconsistent statements. To the extent you do maintain agreements with your consultants, but believe such agreements are not material to your business, please provide us with a detailed explanation as to why you believe your agreements with outside consultants are not material to your business, especially in light of the percentage of your clients for which you use outside consultants.

     RESPONSE: It was incorrect to represent that outside consultants are not material to our business. Please see Page 2 for a more consistent disclosure of our relationships with outside consultants.

STATEMENTS OF STOCKHOLDERS' DEFICIT, PAGE 27
--------------------------------------------

4. COMMENT. Please tell us how the $25,696 in liabilities was incurred by Secure Netwerks. It appears that the $25,696 assumption of liabilities was a capital contribution from the SportsNuts and would result in a positive APIC and Stockholders' Equity. Please tell us how you originally accounted for the liabilities that were later assumed by SportsNuts and how you accounted for the assumption of the liability and the issuance of common stock, specifically referencing the accounting journal entries made.

     RESPONSE: Secure Netwerks was a sole proprietorship prior to the acquisition by SportsNuts. At the time of acquisition, Secure Netwerks had previously incurred liabilities of $25,196. In order to start the books of Secure Networks and disclose the liabilities, additional paid in capital
     (APIC) was debited and accounts payable was credited for the $25,196. At the same time, 500,000 shares of common stock were issued to SportsNuts which resulted in a credit to common stock and a debit to APIC of $500. The entries resulted in a total debit in APIC of $25,696. Technically, SportsNuts did not "assume" the liabilities; it simply acquired them as part of the transaction in incorporating Secure Netwerks.

STATEMENTS OF CASH FLOWS, PAGE 28
---------------------------------

5. COMMENT. We note your response to comment 15. It appears that the changes to the cash flows statement were made in the redline version of your filing and not the unmarked version. Please revise your filing to ensure that your changes are reflected in both versions of your filing.

     RESPONSE: We have made the appropriate changes to the cash flows statement.

G. REVENUE RECOGNITION, PAGE 30
-------------------------------

6. COMMENT. We note your response to comment 16. Please tell us your return policy and when you offer sales discounts. Also discuss how you determined to record a zero allowance for returns and discounts, specifically referencing your historical return and sales discount experience.

     RESPONSE: Secure Netwerks does not have a return policy due to the fact that all product warranties are provided by the manufacturer. Secure Netwerks facilitates the return of defective products to the manufacturer in order to maintain good relations with the customer. However, this process is done with no cost to Secure Netwerks. As with most companies, there is some competitive flexibility built into our pricing structure that we do not consider to be sales discounts per se. We do not consider these immaterial competitive discounts in determining net sales; rather we consider these to be gross sales with no formal discount. Any significant discounts we may choose to offer in the future will be accounted for and disclosed as such. All revenues are recorded net of any formal sales discounts. Due to the above and based on our historical experience, we feel that the recording of zero allowance for returns and discounts is appropriate.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number below via telephone or fax, or by e-mail at cgardner@sportsnuts.com.




                                                Sincerely,


                                                /s/ Chene Gardner
                                                ------------------------
                                                Chene Gardner
                                                Chief Executive
                                                Officer SECURE
                                                NETWERKS, INC.